SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934

WEBSTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

947890109
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

March 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”) outstanding as of January 31, 2013 as reported in the annual report of WBS pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012 on Form 10-K (the “WBS Form 10-K”) and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, and Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership (together, “WP X”) pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its (i) A-Warrant, Series 1 (the “A1-Warrant”) exercisable for 1,843,100 shares of Common Stock and (ii) A-Warrant, Series 2 (the “A2-Warrant”)  exercisable for 6,781,900 shares of Common Stock.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON PN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON OO

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,744,850†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,744,850†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,744,850†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%*
14	TYPE OF REPORTING PERSON IN

†	The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
*
Calculation is based on (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the WBS Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

       This Amendment No. 6 further amends and supplements the statement on Schedule 13D (the “Initial Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2009, as amended and restated by Amendment No. 1 filed with the SEC on October 16, 2009, Amendment No. 2 filed with the SEC on December 14, 2009, Amendment No. 3 filed with the SEC on December 29, 2010, Amendment No. 4 filed with the SEC on December 12, 2012 and Amendment No. 5 filed with the SEC on March 20, 2013 (as amended, this “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of Common Stock (as defined below), in which WP X has beneficial ownership, except to the extent of any pecuniary interest therein.  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.  Capitalized terms used herein but not defined shall have the same meanings as ascribed to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Statement is hereby amended by adding the following at the end thereof:

On March 22, 2013, Warburg Pincus Private Equity X, L.P. exercised (on a net exercise basis) its (i) A1-Warrant exercisable for 1,843,100 shares of Common Stock and (ii) A2-Warrant exercisable for 6,781,900 shares of Common Stock, in each case, for an exercise price of $11.50 per share.  As permitted by the terms of the A-1 Warrant and the A-2 Warrant, Warburg Pincus Private Equity X, L.P. paid the $11.50 per share exercise price by having WBS withhold a number of shares of Common Stock issuable upon exercise of the A-1 Warrant and the A-2 Warrant equal in value to the aggregate exercise price for the A-1 Warrant and the A-2 Warrant based on the market price of the Common Stock on March 15, 2013.  The total number of shares of Common Stock withheld by WBS as payment of the aggregate exercise price was 4,060,070.  WBS also paid WP X $10.02 in cash, in the aggregate, in lieu of fractional shares.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following immediately prior to the caption “Additional Disclosure” thereunder:

On March 22, 2013, Warburg Pincus Private Equity X, L.P. exercised (on a net exercise basis) its (i) A1-Warrant exercisable for 1,843,100 shares of Common Stock and (ii) A2-Warrant exercisable for 6,781,900 shares of Common Stock, in each case, for an exercise price of $11.50 per share.  Through the exercise of the A-1 Warrant and the A-2 Warrant, WP X acquired, in the aggregate, 4,564,930 shares of Common Stock, and the A-1 Warrant and the A-2 Warrant were surrendered to WBS.  As permitted by the terms of the A-1 Warrant and the A-2 Warrant, Warburg Pincus Private Equity X, L.P. paid the $11.50 per share exercise price by having WBS withhold a number of shares of Common Stock issuable upon exercise of the A-1 Warrant and the A-2 Warrant equal in value to the aggregate exercise price for the A-1 Warrant and the A-2 Warrant based on the market price of the Common Stock on March 15, 2013.  The total number of shares of Common Stock withheld by WBS as payment of the aggregate exercise price was 4,060,070. Following the consummation of the transactions described above, WP X may be deemed to beneficially own 8,744,850 shares of Common Stock.  WBS also paid WP X $10.02 in cash, in the aggregate, in lieu of fractional shares.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and inserting the following in place thereof:

(a)   As of March 22, 2013, WP X may be deemed to beneficially own 8,744,850 shares of Common Stock, representing approximately 9.73% of the outstanding shares of Common Stock, including (i) 85,340,995 shares of Common Stock outstanding as of January 31, 2013 as reported in the annual report of WBS pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012 on Form 10-K and (ii) 4,564,930 shares of Common Stock that were issued, in the aggregate, to WP X pursuant to Warburg Pincus Private Equity X, L.P.’s exercise (on a net exercise basis), on March 22, 2013, of its A1-Warrant and A2-Warrant.

Due to their respective relationships with WP X and one another, each of the Warburg Pincus Reporting Persons may presently be deemed to beneficially own, in the aggregate, 8,744,850 shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I to the Initial Statement disclaims beneficial ownership of the shares of Common Stock, in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.

(b)    See Item 5(a) above.

(c)    On July 27, 2009, WP X entered into the Investment Agreement with WBS and on July 27, 2009 acquired 4,024,600 shares of Common Stock, the A1-Warrant to purchase 1,843,100 shares of Common Stock and the B1-Warrant, for an aggregate purchase price of $40,426,000.  On October 15, 2009, pursuant to the Investment Agreement, WP X acquired 3,018,400 shares of Common Stock, 44,570 shares of Series C Preferred Stock, the A2-Warrant to purchase 6,781,900 shares of Common Stock and the B2-Warrant, for an aggregate purchase price of $74,754,000.  On December 10, 2009, the B-Warrants have expired upon receipt of the Stockholder Approvals.  On December 17, 2009, 44,570 shares of Series C Preferred Stock held by WP X automatically converted into 4,457,000 shares of Common Stock. On December 30, 2009, WP X acquired 610,072 shares of Common Stock from WBS for an aggregate purchase price of $6,875,511.44. On December 27, 2010, WP X acquired the Purchased Shares from WBS pursuant to the Letter Agreement for an aggregate purchase price of $36,439,674.05. On December 12, 2012, WP X sold 10,000,000 shares of Common Stock in the aggregate to the Underwriter at a price of $19.85 per share for an aggregate purchase price of $198,500,000.  On March 18, 2013, Warburg Pincus Private Equity X, L.P. notified WBS that it was exercising (on a net exercise basis) its A1-Warrant and A2-Warrant, in each case, at an exercise price of $11.50 per share of Common Stock.  On March 22, 2013, Warburg Pincus Private Equity X, L.P. exercised its A1-Warrant and A2-Warrant and through such exercise, WP X acquired, in the aggregate, 4,564,930 shares of Common Stock, and the A-1 Warrant and the A-2 Warrant were surrendered to WBS.  As permitted by the terms of the A-1 Warrant and the A-2 Warrant, Warburg Pincus Private Equity X, L.P. paid the $11.50 per share exercise price by having WBS withhold a number of shares of Common Stock issuable upon exercise of the A-1 Warrant and the A-2 Warrant equal in value to the aggregate exercise price for the A-1 Warrant and the A-2 Warrant based on the market price of the Common Stock on March 15, 2013.   Descriptions of the investments and disposition by WP X and of the securities related thereto are included in Item 4 of this Statement.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 of the Statement are hereby incorporated by reference in their entirety.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2013

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X, LLC its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

*
The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.